# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anywhere Real Estate Inc., CIK 0001398987
CUSIP: 75605Y106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 175 Park Avenue, Madison, New Jersey (NJ), 07940
Date of event which requires filing of this statement: 01/09/2026
Amends the filing with accession number 0002063407-25-000060
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ANGELO GORDON & CO., L.P. (CIK 0000860662): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AG GP LLC (CIK 0001064683): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- COULTER, JAMES G (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WINKELRIED JON (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Anywhere Real Estate Inc.
Address of issuer's principal executive offices: 175 Park Avenue, Madison, New Jersey (NJ), 07940
Comment: This Amendment No. 8 (the "Amendment") amends and supplements the Schedule 13D filed by the relevant Reporting Persons on November 23, 2022, as amended and supplemented by Amendment No. 1 filed on June 26, 2023, Amendment No. 2 filed on October 12, 2023, Amendment No. 3 filed on November 2, 2023, Amendment No. 4 filed on November 13, 2023, Amendment No. 5 filed on February 12, 2024, Amendment No. 6 filed on March 12, 2025 and Amendment No. 7 filed on September 22, 2025 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second and third paragraphs of Item 2(a) of the Original Schedule 13D in their entirety as set forth below:

"TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP, which is the general partner of Angelo Gordon, which is the manager to certain managed accounts and investment fund vehicles (collectively, the "Accounts") that directly held shares of Common Stock.

Because of the relationship of TPG GP A to the Accounts, TPG GP A may have been deemed to have beneficially owned the shares of Common Stock held in the Accounts. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may have been deemed to have beneficially owned the shares of Common Stock held in the Accounts. Messrs. Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock held in the Accounts except to the extent of their pecuniary interest therein."
Present principal occupation or employment: Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted
Criminal convictions in the last five years: Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case
Civil proceedings (securities laws) in the last five years: Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order
Citizenship: Citizenship

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following:

"As of the closing of the Merger, the Noteholder held $109,607,000 in aggregate principal amount of 7.000% Second Lien Senior Secured Notes due 2030."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"As a result of the closing of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
This Amendment amends and restates Item 5(e) of the Original Schedule 13D in its entirety as set forth below:

"As a result of the closing of the Merger, on January 9, 2026 the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends and supplements Item 6 of the Original Schedule 13D by including the following after the paragraph under the heading "Merger Agreement":

"On January 9, 2026, the Merger closed. Pursuant to the Merger Agreement, each share of Common Stock held by the Accounts was converted into the right to receive 1.436 fully paid and nonassessable shares of Class A common stock of Parent."

This Amendment further amends and supplements Item 6 of the Original Schedule 13D as follows:

"In addition, the Accounts held as of the closing of the Merger $210,000 aggregate principal amount the Issuer's 0.25% Exchangeable Senior Notes due 2026 (the "Exchangeable Notes")."

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (01/13/2026)
- ANGELO GORDON & CO., L.P.: /s/ Christopher Moore, Christopher Moore / Authorized Signatory of GP (01/13/2026)
- AG GP LLC: /s/ Christopher Moore, Christopher Moore / Authorized Signatory (01/13/2026)
- COULTER, JAMES G: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (01/13/2026)
- WINKELRIED JON: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (01/13/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Securities and Exchange Commission (the "Commission") as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).